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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                                (AMENDMENT NO. 4)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                  ZENGINE, INC.
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                                (Name of Issuer)

                           COMMON STOCK, NO PAR VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   98935C 10 7
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                                 (CUSIP Number)

                                MICHAEL E. PEPPEL
                 CHAIRMAN, PRESIDENT AND CHIEF EXECUTIVE OFFICER
                                   MCSi, INC.
                          4750 HEMPSTEAD STATION DRIVE
                               DAYTON, OHIO 45429
                                 (937) 291-8282
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 with a copy to:

                               JEFFREY A. KOEPPEL
                                KENNETH B. TABACH
                      ELIAS, MATZ, TIERNAN & HERRICK L.L.P.
                              734 15TH STREET, N.W.
                             WASHINGTON, D.C. 20005
                                 (202) 347-0300

                                 OCTOBER 4, 2001
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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
CUSIP No. 98935C 10 7                               13D                                                 PAGE 2 of 5
-------------------------------------------------------------------------------------------------------------------


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 1.      NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         MCSi, Inc.
         31-1001529

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 2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)      / /
                                                              (b)      /x/

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 3.      SEC USE ONLY


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 4.      SOURCE OF FUNDS
         WC

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 5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)                                            / /

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 6.      CITIZENSHIP OR PLACE OF ORGANIZATION
         Maryland

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 7.      NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE VOTING POWER
         8,547,427 (1)

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 8.      NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SHARED VOTING POWER
                        -0-

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 9.      NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE DISPOSITIVE POWER
         8,547,427 (1)

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10.      NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SHARED DISPOSITIVE POWER
                        -0-

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11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         8,547,427 (1)

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12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         /x/

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13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         58.5%

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14.      TYPE OF REPORTING PERSON
         CO

--------------

(1) Excludes an aggregate of 906,633 shares of common stock held by executive officers and directors of MCSi, Inc. MCSi disclaims beneficial ownership of such shares.

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CUSIP No. 98935C 10 7                               13D              PAGE 3 of 5

This Amendment No. 4 to Schedule 13D (the "Amendment") amends and supplements the Schedule 13D, filed on October 6, 2000 and amended on February 28, 2001, May 22, 2001 and August 15, 2001 ("Schedule 13D"), filed by MCSi, Inc., a Maryland corporation ("MCSi"), with respect to the common stock, no par value, of Zengine, Inc., a Delaware corporation ("Zengine" or the "Company").

Items 4 and 7 of the Schedule 13D are amended and supplemented as follows:

ITEM 4. PURPOSE OF THE TRANSACTION.

MCSi owns approximately 58.5% of Zengine's outstanding shares of common stock. As long as MCSi owns a significant portion of Zengine's outstanding common stock, MCSi will continue to be able to elect Zengine's entire board of directors and to remove any director, with cause, and generally to determine the outcome of all corporate actions requiring stockholder approval. As a result, MCSi will be in a position to continue to control all matters affecting Zengine including the composition of the board of directors and, through it, any decision with respect to the direction and policies of Zengine, including the appointment and removal of officers; any decision with respect to mergers or other business combinations involving Zengine; the acquisition or disposition of assets by Zengine; future issuances of common stock or other securities of Zengine; the incurrence of debt by Zengine; amendments, waivers and modifications to the distribution services agreement, administrative services agreement, sublease agreement, the e-commerce services agreement with MCSi and loan and other arrangements between Zengine and MCSi; and the payment of dividends on the common stock.

On October 4, 2001, MCSi, Inc. entered into an Agreement and Plan of Reorganization with Zengine, Inc. which provides for MCSi to purchase all outstanding shares of common stock of Zengine not already owned by MCSi. Currently, MCSi owns approximately 58.5% of Zengine's outstanding shares.

The Merger Agreement was signed by the parties after almost three weeks of discussions and negotiations between the companies. MCSi presented a preliminary proposal to the independent members of the Zengine Board of Directors on September 11, 2001, which was clarified in a letter on September 18, 2001. Final agreement as to the terms and conditions of the proposal was accomplished on the evening of October 3, 2001.

Under the terms of the Merger Agreement, MCSi will issue 0.2259 shares of MCSi common stock for each outstanding share of Zengine common stock not already owned by MCSi. MCSi will commence the transaction with a tender offer for all outstanding shares of Zengine which will be followed by the merger of Zengine into MCSi. Based on the agreed upon exchange ratio, MCSi will issue 1.45 million shares valued at $24.4 million based on MCSi's closing stock price of $16.83 on October 4, 2001. The transaction is expected to be accretive to MCSi's earnings in 2002. Based on the $16.83 stock price for a share of MCSi common stock, the exchange ratio represents a value of $3.80 per share for each share of Zengine. The exchange offer will be subject to certain conditions and is expected to commence in mid-October, subject to the preparation and filing of the necessary exchange offer materials with the Securities and Exchange Commission.

The Merger Agreement has been approved by the Board of Directors of both MCSi and Zengine and by a special committee of the Board of Directors of Zengine, comprised of Zengine's independent outside directors.

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CUSIP No. 98935C 10 7                               13D              PAGE 4 of 5

The Merger Agreement also provides that if MCSi holds at least 90 percent of the outstanding Zengine shares following completion of the tender offer, it may effect a "short-form" merger of Zengine with and into MCSi. The consideration to be given to Zengine stockholders in the merger would be the same as the consideration received by tendering stockholders in the tender offer.

A copy of the Merger Agreement, the letters dated, September 11, 2001 and September 18, 2001, to Zengine containing MCSi's preliminary proposal, and the press release, dated October 5, 2001, are attached hereto as Exhibits 2.1, 99.1,
99.2 and 99.3, respectively, and are incorporated herein by reference.

Except as described above, MCSi has no present plans or proposals which relate to, or would result in any of the actions referred to in clauses (a) through (j) of Item 4 of Schedule 13D.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.


EXHIBIT NO.       DESCRIPTION
-----------       -----------
2.1               Agreement and Plan of Reorganization dated as of October 4, 2001 by and between MCSi and Zengine.

99.1              Letter, dated September 11, 2001, to the Zengine Board of Directors containing the MCSi preliminary proposal.

99.2              Letter, dated September 18, 2001, to the Zengine Board of Directors clarifying the MCSi preliminary proposal.

99.3              Press Release, dated October 5, 2001, announcing the agreement.



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CUSIP No. 98935C 10 7                               13D              PAGE 5 of 5

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: October 5, 2001                 MCSi, INC.


                                       By: /s/ MICHAEL E. PEPPEL
                                           --------------------------------
                                           Michael E. Peppel
                                           President and Chief Executive Officer